June 22, 2006

Mr. Stephen C. Muther, Esq.
Senior Vice President - Administration, General Counsel and
Secretary

MainLine Management LLC
5002 Buckeye Road
Emmaus, PA 18049

      Re:	Buckeye GP Holdings L.P.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed May 30, 2006
      File No. 333-133433

Dear Mr. Muther:

      We have reviewed your filing and response letter dated May
30,
2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1

Summary, page 1

1. Revise to provide a more balanced overview of your business within the first few pages of this section. You discuss your business strategy and competitive strengths, but do not mention the more significant challenges and material risks you face until several pages later. For instance, it is not until page 12 that you mention the percentages of the full initial distribution amount you would have been able to pay on your units based on your pro forma available cash for the twelve months ended March 31, 2006. Please revise accordingly.



Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 62

Critical Accounting Policies and Estimates, page 91

2. We have reviewed your revised disclosure in response to comment
29
of our letter dated May 19, 2006. The revised disclosures of your critical accounting policies and estimates continue to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. For example, your financial statements are based upon certain judgments of management, such as but not limited to, the estimates underlying the valuation of stock options, accounting for pension liabilities, estimates associated with determining your assets retirement obligations, valuation of certain derivatives and hedging activities, estimates used in analyzing assets for impairment, etc. We believe this section of your filing should address these material and significant areas of estimation and judgment upon which your financial statements are based. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance

Financial Statements

Buckeye GP Holdings L.P. Unaudited Pro Forma Consolidated
Financial
Statements

Note 2, Pro Forma Adjustments, page F-7

3. In note (j) of footnote 2 to the pro forma financial statements, you describe the nature and amount of the pro forma adjustment related to the conversion of the B units into Management Units.
We
understand from this disclosure and your response to comment 31 of our letter dated May 19, 2006, that the $4.9 million adjustment relates to the Management Units that will vest upon the exchange. In your pro forma consolidated balance sheet, it is unclear why this adjustment should reduce the limited partners - common units balance.
We understand this amount will be expensed at the date of the exchange and therefore have an effect on the allocation of income among the units. If the reduction to limited partners - common units is related to this income allocation, please tell us why the income allocation adjustment would not also reduce the management units balance.

MainLine, L.P.

Note 1, Organization, page F-14

Description of the Business, page F-14

4. Tell us if there are any circumstances under which distributions received from Buckeye would be required to be returned to the partnership. For example, tell us if there are any provisions that require an amount of the incentive distributions to be returned if Buckeye incurs losses or is unable to make distributions to its partners in future periods.

Note 2, Summary of Significant Accounting Policies, page F-16

Recent Accounting Pronouncements, page F-22

5. We have reviewed your response to comment 36 of our letter dated
May 19, 2006.  In your response, you state that through December
31,
2005, initial pipeline and tank integrity expenditures are capitalized to the extent they improve or extend the life of the related asset. However, subsequent integrity expenditures are expensed. Please confirm whether you have capitalized subsequent integrity expenditures to the extent they also improve or extend the life of the related asset. If not, please tell us why you believe this accounting is appropriate under U.S. GAAP and quantify the amounts that should have been capitalized and its impact on your financial statements for the periods presented.

6. On a related matter, we understand you intend to change your policy beginning January 1, 2006, to expense all integrity expenditures incurred. You have also asserted in your response that the impact of this policy change is immaterial as of and for the three month period ended March 31, 2006. We expect that you will continue to assess the impact of this policy as you continue to incur costs that should be capitalized and depreciated in future periods under U.S. GAAP to determine if its impact is material to a reader`s understanding of your financial condition, results of operations and cash flows. To the extent you determine the impact of such policy is material, we would expect you to assess revision and potential restatement of your financial statements under the guidance of SFAS
154. Currently, you have disclosed your adoption of an accounting policy that is not in accordance with GAAP. This disclosure is inappropriate and all references throughout your document to these differences should be removed, as you have determined the impact of the difference is not material.



Note 3, Business Combination, page F-23

7. We have reviewed your response to comment 37 of our letter dated
May 19, 2006 and continue to disagree with your position. In your response, you state the goodwill value is supported by the general partner distributions from Buckeye`s operations. Therefore, when initially recognizing the acquisition of the membership interests of
Glenmoor LLC, we believe a majority of the amount you recognized as goodwill should have been allocated to the investment in Buckeye as the general partner under SFAS 141, paragraphs 35 through 38. It appears there was minimal value attributable to the other net assets held at Glenmoor LLC. Please revise your financial statements and related disclosures, as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


      Sincerely,


							Tangela S. Richter
							Branch Chief




cc:	S. Buskirk
	A. Sifford
      J. Wynn

      via facsimile
	Mike Rosenwasser and Charles E. Carpenter
      Vinson & Elkins L.L.P.
            (212) 237-0100

Mr. Stephen C. Muther, Esq.
Buckeye GP Holdings L.P.
June 22, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010